Exhibit 99 (e)

FORM OF

RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT (the “Agreement”) is made as of this         day of        , 200    between Quixote Corporation, a Delaware Corporation (“Quixote”) and                                    (“Grantee”).

W I T N E S S E T H

WHEREAS, on August 16, 2001, the Board of Directors of Quixote adopted a plan known as the “2001 Employee Stock Incentive Plan” (the “Plan”) to compensate and reward certain key employees of Quixote and its subsidiaries, and the stockholders of Quixote approved the adoption thereof on November 14, 2001; and

WHEREAS, on August 17, 2004 the Board of Directors of Quixote adopted an amendment to the Plan which was approved by the stockholders on November 18, 2004,

WHEREAS, Grantee is a key employee of Quixote or one of its Subsidiaries; and

WHEREAS, Quixote desires to compensate Grantee by awarding certain shares of Quixote’s common stock and a cash bonus (collectively, the “Award”) in order to provide Grantee with an added incentive to increase the financial well being of Quixote; and

WHEREAS, the shares herein awarded shall be subject to certain transfer restrictions as set forth herein; and

WHEREAS, Quixote and Grantee wish to memorialize the terms of such award; and

WHEREAS, all initially-capitalized terms not defined herein shall have the same meaning as in the Plan.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties agree as follows:

1.             The Plan.  In all respects this Agreement and the Award granted herein shall be subject to the terms and provisions of the Plan which has been, or is being, provided, or otherwise made available, to Grantee and is incorporated herein by reference.  Accordingly, the rights of the Grantee under this Agreement and the shares of Stock which the Grantee are awarded hereunder are subject to certain restrictions as set forth in the Plan.

2.             Award of Shares.  Quixote hereby awards Grantee and Grantee hereby accepts Quixote’s award of                        (            ) shares (the “Restricted Stock”) of Common Stock, $ .01 2/3 par value per share, of Quixote (“Common Stock”), subject to the terms and conditions set forth in this Agreement.

3.             Award of Cash.  Subject to Grantee’s compliance with Section 12, Quixote hereby awards Grantee, and Grantee hereby accepts, Quixote’s award of cash in the amount set forth in Schedule 1 (the “Cash Award”).  While such Cash Award is intended to fund the Grantee’s income tax obligations with respect to the Restricted Stock, Quixote makes no representations to the effect that such Cash Award will be sufficient to satisfy all income tax liabilities that might arise with respect to the Restricted Stock.  Grantee acknowledges that the Cash Award will be treated as compensation of the Grantee and will be subjected to all applicable employment and withholding taxes.

4.             Grant Date.  The issuance of the Restricted Stock and Cash Award to Grantee shall occur simultaneously with the date of this Agreement (the “Grant Date”).  The Restricted Stock has a Fair Market Value of $               per share on the Grant Date.

5.             Restrictions.

(a)           Restricted Period.  The Restricted Stock is being awarded to Grantee subject to the transfer restriction set forth below (the “Transfer Restriction”), which shall remain fully (100%) in place until three years following the first day of the month in which the Grant Date occurs (the “Restricted Period”) at which time the Restriction shall lapse. Restricted Stock for which the Restriction has lapsed shall constitute “Unrestricted Stock”.

(b)           Transfer Restriction.  Except by will or the laws of descent and distribution, Grantee may not directly or indirectly, by operation of law or otherwise, voluntarily or involuntarily, anticipate, alienate, attach, sell, assign, pledge, encumber, charge or otherwise transfer (any of which shall constitute a “Transfer”) any of the Restricted Stock still subject to the Transfer Restriction without prior written consent of Quixote, provided however, that, with respect to Restricted Stock, Grantee may (i) designate in writing a beneficiary to exercise his/her Award after the Grantee’s death, and (ii) transfer the Award for no consideration to any of the following permissible transferees (each a “Permissible Transferee”): (w)  any member of the Immediate Family of the Grantee to whom such Award was granted, (x) any trust solely for the benefit of the Grantee and members of the Grantee’s Immediate Family, (y) any partnership or limited liability company whose only partners or members are the Grantee and members of the Grantee’s Immediate Family, or (z) any other transferee approved by the Committee in advance of the transfer; and further provided that:  (A) the transfer of the Award shall not be effective on a date earlier than the date of this Agreement; (B) any Permissible Transferee to whom an Award is transferred by a Grantee shall not be entitled to transfer the Award, other than to the Grantee or by will or the laws of descent and distribution; and (C) the Permissible Transferee shall remain subject to all of the terms and conditions applicable to such Award prior to such transfer. For purposes of this Section 5(b), “Immediate Family” means, with respect to a particular Grantee, such Grantee’s spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, and sister-in-law, and shall include relationships arising from legal adoption.  Grantee agrees, acknowledges and understands that any Transfer or attempted Transfer of the Restricted Stock in violation of this Section 5(b) shall be of no force and effect, and Quixote shall be under no obligation to register any such Transfer on the stock ledger of Quixote.

(c)           Restricted Stock Legend.  Each certificate for Restricted Stock shall bear the following legend:

Any disposition of any interest in the securities represented by this certificate is subject to restrictions contained in a certain restricted stock agreement dated as of                       between the record holder hereof and the Company.

6.             Lapse of Transfer Restriction.

(a)           Lapse of Transfer Restriction.   The Transfer Restriction shall remain fully in place until                       at which time all of the Restricted Stock shall become Unrestricted Stock.  Notwithstanding anything in this Agreement to the contrary, all Restricted Stock awarded hereunder shall become Unrestricted Stock upon the earliest of the following: (i) Employee’s death, or (ii) a Change in Control of the Company.

7.             Securities Law Matters.

(a)           If the Board of Directors deems it necessary to comply with the Securities Act of 1933, the Board of Directors may require a written investment intent representation by the Grantee and may require that a restrictive legend be affixed to certificates for shares of Stock.

(b)           If, based upon the opinion of counsel for Quixote, the Board of Directors determines that the exercise or non-forfeitability of, or delivery of benefits pursuant to the Award would violate any applicable provision of (i) federal or state securities laws or (ii) the listing requirements of any national securities exchange on which are listed any of Quixote’s equity securities, then the Board of Directors may postpone any such exercise, non-forfeitability or delivery, as the case may be, but Quixote shall use its best efforts to cause such exercise, non-forfeitability or delivery to comply with all such provisions at the earliest practicable date.

8.             No Employment Rights.  The granting of this Award shall not be construed to (a) give Grantee the right to remain employed by Quixote or any of its Subsidiaries or to any benefits not specifically provided by this Agreement or (b) in any manner modify the right of Quixote or any of its Subsidiaries to modify, amend, or terminate any of its employee benefit plans. Further, Quixote or Subsidiary may at any time dismiss Grantee from employment, free from any liability, or any claim under this Agreement.

9.             Rights of a Stockholder.  Shares of Restricted Stock held by Grantee shall confer on Grantee all rights of a stockholder of Quixote, except as otherwise provided in the Plan and this Agreement. Stock dividends and deferred cash dividends issued with respect to Restricted Stock shall be treated as additional shares of Restricted Stock that are subject to the same restrictions and other terms as apply to the shares with respect to which such dividends are issued.

10.           Election Under Code Section 83(b).   As a condition to receipt of the Cash Award, a Grantee who is subject to Section 16 of the Securities Exchange Act of 1934 shall make the election permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) (i.e., an election to include in Grantee’s gross income in the year of transfer the amounts specified in Section 83(b) of the Code), by completing and signing the election in substantially the form approved by Quixote, filing notice of the election with the Internal Revenue Service, not later than thirty (30) days after the Grant Date, and complying with any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code (collectively, the “Election”).  Grantee shall notify Quixote of the filing of the Election within ten (10) days of filing.

11.           Governing Law.  The law of the State of Illinois, except its law with respect to choice of law and except as to matters relating to corporate law (in which case the corporate law of the State of Delaware shall control), shall be controlling in all matters relating to this Agreement.

12.           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefits of the Quixote, its successors or assigns, by operation of law or otherwise, including without limitation any corporation or other entity or person which shall succeed (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and assets of the Quixote, and the Quixote will require any successor, by agreement in form and substance satisfactory to Grantee, expressly to assume and agree to perform the Agreement.  Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of Grantee, and his or her legal representatives, heirs and assigns.

13.           Severability.  In the event that any provision of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

14.           Entire Agreement.  This Agreement and the Plan referenced herein constitute the entire agreement between the parties with reference to the subject matter hereof.  This Agreement amends and supersedes all prior agreements and understandings relating to the subject matter hereof and may not be changed or modified orally, except by an instrument in writing, signed by the parties, which states that it is an amendment to or supercedes this Agreement.

IN WITNESS WHEREOF, Quixote and Grantee have executed this Agreement as of the date and year first above written.

QUIXOTE CORPORATION

BY:

ITS: CHAIRMAN &
CHIEF EXECUTIVE OFFICER

GRANTEE

Schedule 1

For purposes of this Agreement, the Cash Award shall be calculated as follows:

Legend

R	=	Assumed Max. Federal Tax Rate + Max. State Tax Rate at Grant Date
S	=	Fair Market Value of Restricted Stock at Grant Date
A	=	Amount of Cash Award

Cash Award Formula:

A	=	[ S / (1 – R)] - S

Cash Award as Calculated For Grantee:

A	=	[ $ / (1 - )] - $

Cash Award =		$